[180 Connect Inc. letterhead]
December 4, 2007
VIA EDGAR
Pamela Long, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Acceleration of Effective Date of Amendment No. 1 on Form S-3 Registration Statement of 180 Connect Inc. (SEC File No. 333-146337) Filed on November 30, 2007
Dear Ms. Long:
Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, 180 Connect Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on December 5, 2007, or as soon thereafter as practicable .
The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
Sincerely,
/s/ Steven Westberg
Steven Westberg
Chief Financial Officer, 180 Connect Inc.

CC:	Mark Selinger, Esq., McDermott Will & Emery LLP